UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-39928

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS ANNOUNCES PUBLIC OFFERING OF COMMON SHARES BY CERTAIN SHAREHOLDERS OF THE CASINO GROUP

November 28, 2022 – Sendas Distribuidora S.A. (“Company” or “Sendas”) (B3: ASAI3; NYSE: ASAI) informs its shareholders and the market that, on the date hereof, Wilkes Participações S.A., Géant International B.V. and Helicco Participações Ltda. (the “Selling Shareholders”) are offering common shares of the Company (“Shares”), which may be represented by American Depositary Shares, (“ADSs”), each of which represents five Shares.

In connection with this public offering, Sendas has filed on the date hereof a registration statement with the U.S. Securities and Exchange Commission (“SEC”) in respect of a global offering that consists of an international offering outside Brazil (the “International Offering”) and a concurrent public offering with restricted selling efforts in Brazil (the “Brazilian Offering” and, together with the International Offering, the “Global Offering”). The International Offering includes a registered offering of ADSs in the United States with the SEC under the U.S. Securities Act of 1933, as amended (the “International Offering”). The Shares are being offered directly and as ADSs. The International Offering and the Brazilian Offering are being conducted concurrently, and the closing of each is conditioned upon the closing of the other.

The Global Offering will consist of the distribution of up to 190,300,000 Shares, including in the form of ADSs, held by the Selling Shareholders, in the relative proportion indicated in the preliminary prospectus of the offering.

The International Offering is being conducted pursuant to a registration statement on Form F-3 filed on November 16, 2022 with the SEC, which automatically became effective upon filing, and a preliminary prospectus supplement. The registration statement on Form F-3 and the preliminary prospectus supplement may be accessed through the SEC’s website at www.sec.gov.

Itaú BBA, BTG Pactual and J.P. Morgan are acting as Global Coordinators and Joint Bookrunners, and Bradesco BBI, Safra and Santander are acting as Joint Bookrunners, in each case with respect to the Global Offering.

Itau BBA USA Securities, Inc., Banco BTG Pactual S.A. – Cayman Branch, J.P. Morgan Securities LLC, Banco Bradesco BBI S.A. and Santander Investment Securities Inc. are serving as international underwriters with respect to the International Offering of the ADSs.

Itau BBA USA Securities, Inc., BTG Pactual US Capital, LLC, J.P. Morgan Securities LLC, Bradesco Securities, Inc., Safra Securities LLC and Santander Investment Securities Inc. will collectively act as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian underwriters.

Before you invest, you should read the registration statement (including the preliminary prospectus supplement) and other documents filed with the SEC for more complete information about the Company, the Selling Shareholders and the Global Offering. Please refer to our annual report on Form 20-F as of and for the year ended December 31, 2021 filed with the SEC, as well as any further updates in our current reports on Form 6-K, which may be amended, supplemented or superseded, from time to time, by other reports that we file with the SEC.

You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the registration statement (including the preliminary prospectus supplement) may be obtained by contacting: (i) Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; (ii) Banco BTG Pactual S.A. —Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com; (iii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1-866-803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com; (iv) Bradesco Securities Inc. at 450 Park Avenue, 32nd Floor, New York, New York 10022, e-mail: isabela.behar@bradescobbi.com, Attn: Isabela Behar; (v) Safra Securities LLC, Attention: Gerard McCarthy, 546 Fifth Avenue, New York, New York 10036; and (vi) Santander Investment Securities Inc. at 437 Madison Avenue 9th floor, New York, New York 10022, e-mail: ecm-us@santander.us.

This press release is for informative purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company will inform its shareholders and the market about any further developments with respect to the Global Offering in accordance with the applicable regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2022

Sendas Distribuidora S.A.

By:	/s/ Daniela Sabbag Papa
Name:	Daniela Sabbag Papa
Title:	Chief Financial Officer

By:	/s/ Gabrielle Helú
Name:	Gabrielle Helú
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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